Exhibit 21.1
Third Point Reinsurance Ltd.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation
Third Point Reinsurance Company Ltd.	Bermuda
Third Point Re Marketing (UK) Limited	United Kingdom
Third Point Reinsurance (USA) Ltd.	Bermuda
Third Point Re (UK) Holdings Ltd.	United Kingdom
Third Point Re (USA) Holdings Inc.	Delaware